Exhibit 99.1

POSEIDON ACQUISITION CORP. UNILATERALLY INCREASES ITS BID PRICE TO ACQUIRE ALL COMMON SHARES OF ATLAS CORP. NOT CONTROLLED BY ITS MAJORITY SHAREHOLDERS TO $15.50 PER SHARE IN CASH

London and Toronto, September 26, 2022 — Poseidon Acquisition Corp., on behalf of a consortium composed of David L. Sokol, Chairman of the Board of Directors of Atlas Corp. (NYSE: ATCO) (“Atlas” or the “Company”), certain affiliates of Fairfax Financial Holdings Limited (collectively, “Fairfax”) (TSX: FFH and FFH.U), the Washington Family, and Ocean Network Express Pte. Ltd. (the “Consortium”), a global container, transportation and shipping company, announced today it has unilaterally increased its bid price to acquire all of the outstanding common shares of Atlas that the Consortium does not already own or control to US$15.50 per share in cash. Poseidon Chairman David L. Sokol stated that the increased bid price represents Poseidon’s final and best offer. The non-binding proposal was conveyed on September 26, 2022 in a letter to Atlas’ Special Committee.

Additional Information and Where to Find It

An agreement in respect of the proposed transaction described in this press release has not yet been executed, and this press release is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through materials filed with the Securities and Exchange Commission (the “SEC”). Atlas shareholders and other interested parties are urged to read these materials if and when they become available because they will contain important information. Atlas shareholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov.

Forward-Looking Statements

This press release contains statements regarding the proposed transaction that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws and members of the Consortium may make related oral, forward-looking statements on or following the date hereof. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by the Consortium and include the possibility that discussions with the special committee of the Atlas board of directors may not be successful and the possibility that the proposed transaction may not be entered into or completed on the terms described in this press release or at all, including as a result of changes in the business or prospects of Atlas. Any forward-looking statements in this press release are made only as of the date of this press release. No member of the Consortium assumes any obligation to publicly update any forward-looking statements except as required by law. No information contained on any website referenced in this press release is incorporated by reference herein.

About Fairfax Financial Holdings Limited

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

Contacts:

Consortium: David L. Sokol

sokol@poseidonacq.com

Fairfax: John Varnell, Vice President, Corporate Development - +1-416-367-4941